Exhibit 21.1

Subsidiaries of Registrant

Name of Subsidiary	Jurisdiction of Incorporation

EBPI Merger, Inc.	Delaware

EB Pharma LLC	Delaware

Eiger BioPharmaceuticals Europe Limited	England and Wales

EigerBio Europe Limited	Ireland